Eurasian Minerals Inc. NEWS RELEASE

Eurasian Minerals Announces Appointment of Mr. Paul H. Zink as President of
Eurasian Capital, Grant of Bonus Shares and Grant of Stock Options

Vancouver, British Columbia, September 3, 2010 (TSX Venture: EMX) -- Eurasian Minerals Inc. (the "Company" or "EMX") is pleased announce the appointment of Mr. Paul H. Zink as President of Eurasian Capital, the recently formed royalty and merchant banking division of EMX. Mr. Zink will focus on building a portfolio of revenue-generating royalties to complement EMX’s prospect generation business model. Eurasian Capital will be uniquely leveraged by EMX’s exploration expertise and global on-the-ground business connections to identify early-stage royalty opportunities. Mr. Zink most recently served as President of International Royalty Corporation (“IRC”), and comes to EMX after the successful sale of IRC to Royal Gold, Inc. in February 2010.

Mr. Zink graduated Phi Beta Kappa from Lehigh University with a bachelor’s degree in Economics and International Relations. He has more than 30 years of experience in the financial and extractive industries. He began his career following the mining and metals industries during a 17-year tenure on Wall Street with J.P. Morgan & Co., Incorporated, where he performed industry research and merger and acquisition analysis on mineral companies, banking and project finance advisory work for European mining companies, and sell-side equity research on U.S. mining stocks. His extractive industry experience includes managing Pegasus Gold, Inc.’s acquisition efforts and serving as Chief Financial Officer for Koch Mineral Services, a unit of Koch Industries Inc. As a member of the IRC team, Mr. Zink focused on strategic company development, investor relations and financial engineering.

Grant of Bonus Shares
Further to the Company’s News Release of August 3, 2010, the Company is pleased to report that the proposed share issuance of an aggregate of 480,000 common shares as a bonus to two officers and a director of the Company was approved by disinterested shareholders at the Company’s Annual General Meeting held on August 24, 2010. The shares will be issued over a period of two years, with the initial tranche of 160,000 shares being issued upon final receipt of TSX Venture Exchange approval, and a further 160,000 on each of the first and second anniversaries. The shares will be subject to restrictions on transfer for a period of four months from issuance.

Grant of Stock Options
The Company also announces that pursuant to the Company’s Stock Option Plan, an aggregate of 140,000 incentive stock options, exercisable at a price of $2.21 per share for a period of five years, have been granted to an officer, employees and consultants of the Company.

EMX is exploring and investing in a quality mineral property and royalty portfolio in some of the most prospective, but under-explored mineral belts of the world.

For further information contact:

David M. Cole	Kim C. Casswell
President and Chief Executive Officer	Corporate Secretary
Phone: (303) 979-6666	Phone: (604) 688-6390
Email: dave@eurasianminerals.com	Email: kcasswell@eurasianminerals.com
Website: www.eurasianminerals.com

3rd Floor – 570 Granville Street, Vancouver, British Columbia, Canada V6C 3P1	1
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com

Neither TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement:

Some of the statements in this news release contain forward-looking information that involves inherent risk and uncertainty affecting the business of Eurasian Minerals Inc. Actual results may differ materially from those currently anticipated in such statements.

3rd Floor – 570 Granville Street, Vancouver, British Columbia, Canada V6C 3P1	2
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com